December 29, 2004

Via Facsimile at (212) 554-4554 and U.S. Mail

Mr. Fred Mermelstein
President
Intrac, Inc.
130 West 42nd Street
New York, New York 10036

Re:	Intrac, Inc
      Schedule 14F-1 filed on December 20, 2004
	File No. 5-80010

Dear Mr. Mermelstein:

We have the following comments on the above-referenced filings.

Schedule 14F-1

1. Please supplementally confirm that you are not required to provide the disclosure required by Item 404 of Regulation S-B.

Officer, Directors and Key Employees following the Merger

2. Please ensure that the biographical information of the Directors and executive officers of the company complies with
Item 401 of Regulation S-B. For example, you should revise Mr. Carr`s biography to completely describe his business experience for the past five years, disclosing the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

Board Committee, page 7

3. Please provide the disclosure required by Item 7(d)(2)
(i) Item 7(f) and Item 7(h) of Schedule 14A.

Closing Information

	Please respond to our comments promptly and file your response letter, "tagged" as correspondence, via EDGAR. If you do not agree with the comment, tell us why in your letter. Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,


						Michael Pressman
						Office of Mergers
						 and Acquisitions